UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                 Spiros Development Corporation II, Inc. (SDCOZ)
                                (Name of Issuer)

                                      Units
                         (Title of Class of Securities)

                               CUSIP No. 848935201
                                 (CUSIP Number)

                                Thomas F. Steyer
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                            San Francisco, California
                                      94111
                                 (415) 421-2132
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 17, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).








                               Page 1 of 42 Pages

                        Exhibit Index Located on Page 41

        SCHEDULE 13D
=====================================
 CUSIP No. 848935201
=====================================

-----------=====================================================================
    1      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Farallon Capital Partners, L.P.
-----------=====================================================================
    2      Check the Appropriate Box if a Member of a Group*
           (a) [     ]

           (b) [ X ]
-----------=====================================================================
    3      SEC Use Only

-----------=====================================================================
    4      Source of Funds*

           WC, 00
-----------=====================================================================
    5      Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)
           [     ]

-----------=====================================================================
    6      Citizenship or Place of Organization

           California
---------------------------=====================================================
                      7    Sole Voting Power

                           -0-
                   --------=====================================================
 Number of Shares     8    Shared Voting Power
   Beneficially
  Owned By Each            12,600
 Reporting Person
       With
                   --------=====================================================
                      9    Sole Dispositive Power

                           -0-
                   --------=====================================================
                     10    Shared Dispositive Power

                           12,600
-----------=====================================================================
    11     Aggregate Amount Beneficially Owned By Each Reporting Person

           12,600
-----------=====================================================================
    12     Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
           [     ]

-----------=====================================================================
    13     Percent of Class Represented by Amount in Row (11)

           0.2 %
-----------=====================================================================
    14     Type of Reporting Person*

           PN
-----------=====================================================================
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 42 Pages

        SCHEDULE 13D
=====================================
 CUSIP No. 848935201
=====================================

-----------=====================================================================
    1      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Farallon Capital Institutional Partners, L.P.
-----------=====================================================================
    2      Check the Appropriate Box if a Member of a Group*
           (a) [     ]


           (b) [ X ]
-----------=====================================================================
    3      SEC Use Only

-----------=====================================================================
    4      Source of Funds*

           WC
-----------=====================================================================
    5      Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)
           [     ]

-----------=====================================================================
    6      Citizenship or Place of Organization

           California
---------------------------=====================================================
                      7    Sole Voting Power

                           -0-
                   --------=====================================================
 Number of Shares     8    Shared Voting Power
   Beneficially
  Owned By Each            12,100
 Reporting Person
       With
                   --------=====================================================
                      9    Sole Dispositive Power

                           -0-
                   --------=====================================================
                     10    Shared Dispositive Power

                           12,100
-----------=====================================================================
    11     Aggregate Amount Beneficially Owned By Each Reporting Person

           12,100
-----------=====================================================================
    12     Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
           [     ]

-----------=====================================================================
    13     Percent of Class Represented by Amount in Row (11)

           0.2 %
-----------=====================================================================
    14     Type of Reporting Person*

           PN
-----------=====================================================================
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 42 Pages

        SCHEDULE 13D
=====================================
 CUSIP No. 848935201
=====================================

-----------=====================================================================
    1      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Farallon Capital Institutional Partners II, L.P.
-----------=====================================================================
    2      Check the Appropriate Box if a Member of a Group*
           (a) [     ]


           (b) [ X ]
-----------=====================================================================
    3      SEC Use Only

-----------=====================================================================
    4      Source of Funds*

           WC
-----------=====================================================================
    5      Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)
           [     ]

-----------=====================================================================
    6      Citizenship or Place of Organization

           California
---------------------------=====================================================
                      7    Sole Voting Power

                           -0-
                   --------=====================================================
 Number of Shares     8    Shared Voting Power
   Beneficially
  Owned By Each            85,700
 Reporting Person
       With
                   --------=====================================================
                      9    Sole Dispositive Power

                           -0-
                   --------=====================================================
                     10    Shared Dispositive Power

                           85,700
-----------=====================================================================
    11     Aggregate Amount Beneficially Owned By Each Reporting Person

           85,700
-----------=====================================================================
    12     Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
           [     ]

-----------=====================================================================
    13     Percent of Class Represented by Amount in Row (11)

           1.6%
-----------=====================================================================
    14     Type of Reporting Person*

           PN
-----------=====================================================================
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 4 of  42 Pages

        SCHEDULE 13D
=====================================
 CUSIP No. 848935201
=====================================

-----------=====================================================================
    1      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Farallon Capital Institutional Partners III, L.P.
-----------=====================================================================
    2      Check the Appropriate Box if a Member of a Group*
           (a) [     ]


           (b) [ X ]
-----------=====================================================================
    3      SEC Use Only

-----------=====================================================================
    4      Source of Funds*

           WC
-----------=====================================================================
    5      Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)
           [     ]

-----------=====================================================================
    6      Citizenship or Place of Organization

           Delaware
---------------------------=====================================================
                      7    Sole Voting Power

                           -0-
                   --------=====================================================
 Number of Shares     8    Shared Voting Power
   Beneficially
  Owned By Each            171,500
 Reporting Person
       With
                   --------=====================================================
        0             9    Sole Dispositive Power

                           -0-
                   --------=====================================================
                     10    Shared Dispositive Power

                           171,500
-----------=====================================================================
    11     Aggregate Amount Beneficially Owned By Each Reporting Person

           171,500
-----------=====================================================================
    12     Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
           [     ]

-----------=====================================================================
    13     Percent of Class Represented by Amount in Row (11)

           3.1 %
-----------=====================================================================
    14     Type of Reporting Person*

           PN
-----------=====================================================================
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 42 Pages

        SCHEDULE 13D
=====================================
 CUSIP No. 848935201
=====================================

-----------=====================================================================
    1      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Tinicum Partners, L.P.
-----------=====================================================================
    2      Check the Appropriate Box if a Member of a Group*
           (a) [     ]


           (b) [ X ]
-----------=====================================================================
    3      SEC Use Only

-----------=====================================================================
    4      Source of Funds*

           WC, 00
-----------=====================================================================
    5      Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)
           [     ]

-----------=====================================================================
    6      Citizenship or Place of Organization

           New York
---------------------------=====================================================
                      7    Sole Voting Power

                           -0-
                   --------=====================================================
 Number of Shares     8    Shared Voting Power
   Beneficially
  Owned By Each            2,400
 Reporting Person
       With
                   --------=====================================================
                      9    Sole Dispositive Power

                           -0-
                   --------=====================================================
                     10    Shared Dispositive Power

                           2,400
-----------=====================================================================
    11     Aggregate Amount Beneficially Owned By Each Reporting Person

           2,400
-----------=====================================================================
    12     Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
           [     ]

-----------=====================================================================
    13     Percent of Class Represented by Amount in Row (11)

           0.0 %
-----------=====================================================================
    14     Type of Reporting Person*

           PN
-----------=====================================================================
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 42 Pages

        SCHEDULE 13D
=====================================
 CUSIP No. 848935201
=====================================

-----------=====================================================================
    1      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Farallon Capital Management, L.L.C.
-----------=====================================================================
    2      Check the Appropriate Box if a Member of a Group*
           (a) [     ]


           (b) [ X ]
-----------=====================================================================
    3      SEC Use Only

-----------=====================================================================
    4      Source of Funds*

           00
-----------=====================================================================
    5      Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)
           [     ]

-----------=====================================================================
    6      Citizenship or Place of Organization

           Delaware
---------------------------=====================================================
                      7    Sole Voting Power

                           -0-
                   --------=====================================================
 Number of Shares     8    Shared Voting Power
   Beneficially
  Owned By Each            65,700
 Reporting Person
       With
                   --------=====================================================
                      9    Sole Dispositive Power

                           -0-
                   --------=====================================================
                     10    Shared Dispositive Power

                           65,700
-----------=====================================================================
    11     Aggregate Amount Beneficially Owned By Each Reporting Person

           65,700
-----------=====================================================================
    12     Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
           [     ]

-----------=====================================================================
    13     Percent of Class Represented by Amount in Row (11)

           1.2%
-----------=====================================================================
    14     Type of Reporting Person*

           IA, 00
-----------=====================================================================
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 42 Pages

        SCHEDULE 13D
=====================================
 CUSIP No. 848935201
=====================================

-----------=====================================================================
    1      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Farallon Partners, L.L.C.
-----------=====================================================================
    2      Check the Appropriate Box if a Member of a Group*
           (a) [     ]


           (b) [ X ]
-----------=====================================================================
    3      SEC Use Only

-----------=====================================================================
    4      Source of Funds*

           AF
-----------=====================================================================
    5      Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)
           [     ]

-----------=====================================================================
    6      Citizenship or Place of Organization

           Delaware
---------------------------=====================================================
                      7    Sole Voting Power

                           -0-
                   --------=====================================================
 Number of Shares     8    Shared Voting Power
   Beneficially
  Owned By Each            284,300
 Reporting Person
       With
                   --------=====================================================
                      9    Sole Dispositive Power

                           -0-
                   --------=====================================================
                     10    Shared Dispositive Power

                           284,300
-----------=====================================================================
    11     Aggregate Amount Beneficially Owned By Each Reporting Person

           284,300
-----------=====================================================================
    12     Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
           [     ]

-----------=====================================================================
    13     Percent of Class Represented by Amount in Row (11)

           5.2%
-----------=====================================================================
    14     Type of Reporting Person*

           00
-----------=====================================================================
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 8 of 42 Pages

        SCHEDULE 13D
=====================================
 CUSIP No. 848935201
=====================================

-----------=====================================================================
    1      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Enrique H. Boilini
-----------=====================================================================
    2      Check the Appropriate Box if a Member of a Group*
           (a) [     ]


           (b) [ X ]
-----------=====================================================================
    3      SEC Use Only

-----------=====================================================================
    4      Source of Funds*

           AF, 00
-----------=====================================================================
    5      Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)
           [     ]

-----------=====================================================================
    6      Citizenship or Place of Organization

           Argentina
---------------------------=====================================================
                      7    Sole Voting Power

                           -0-
                   --------=====================================================
 Number of Shares     8    Shared Voting Power
   Beneficially
  Owned By Each            350,000
 Reporting Person
       With
                   --------=====================================================
                      9    Sole Dispositive Power

                           -0-
                   --------=====================================================
                     10    Shared Dispositive Power

                           350,000
-----------=====================================================================
    11     Aggregate Amount Beneficially Owned By Each Reporting Person

           350,000
-----------=====================================================================
    12     Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
           [     ]

-----------=====================================================================
    13     Percent of Class Represented by Amount in Row (11)

           6.4 %
-----------=====================================================================
    14     Type of Reporting Person*

           IN
-----------=====================================================================
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 9 of 42 Pages

        SCHEDULE 13D
=====================================
 CUSIP No. 848935201
=====================================

-----------=====================================================================
    1      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           David I. Cohen
-----------=====================================================================
    2      Check the Appropriate Box if a Member of a Group*
           (a) [     ]


           (b) [ X ]
-----------=====================================================================
    3      SEC Use Only

-----------=====================================================================
    4      Source of Funds*

           AF, 00
-----------=====================================================================
    5      Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)
           [     ]

-----------=====================================================================
    6      Citizenship or Place of Organization

           South Africa
---------------------------=====================================================
                      7    Sole Voting Power

                           -0-
                   --------=====================================================
 Number of Shares     8    Shared Voting Power
   Beneficially
  Owned By Each            350,000
 Reporting Person
       With
                   --------=====================================================
                      9    Sole Dispositive Power

                           -0-
                   --------=====================================================
                     10    Shared Dispositive Power

                           350,000
-----------=====================================================================
    11     Aggregate Amount Beneficially Owned By Each Reporting Person

           350,000
-----------=====================================================================
    12     Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
           [     ]

-----------=====================================================================
    13     Percent of Class Represented by Amount in Row (11)

           6.4 %
-----------=====================================================================
    14     Type of Reporting Person*

           IN
-----------=====================================================================
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 10 of 42 Pages

        SCHEDULE 13D
=====================================
 CUSIP No. 848935201
=====================================

-----------=====================================================================
    1      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Joseph F. Downes
-----------=====================================================================
    2      Check the Appropriate Box if a Member of a Group*
           (a) [     ]


           (b) [ X ]
-----------=====================================================================
    3      SEC Use Only

-----------=====================================================================
    4      Source of Funds*

           AF, 00
-----------=====================================================================
    5      Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)
           [     ]

-----------=====================================================================
    6      Citizenship or Place of Organization

           United States
---------------------------=====================================================
                      7    Sole Voting Power

                           -0-
                   --------=====================================================
 Number of Shares     8    Shared Voting Power
   Beneficially
  Owned By Each            350,000
 Reporting Person
       With
                   --------=====================================================
                      9    Sole Dispositive Power

                           -0-
                   --------=====================================================
                     10    Shared Dispositive Power

                           350,000
-----------=====================================================================
    11     Aggregate Amount Beneficially Owned By Each Reporting Person

           350,000
-----------=====================================================================
    12     Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
           [     ]

-----------=====================================================================
    13     Percent of Class Represented by Amount in Row (11)

           6.4 %
-----------=====================================================================
    14     Type of Reporting Person*

           IN
-----------=====================================================================
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 11 of 42 Pages

        SCHEDULE 13D
=====================================
 CUSIP No. 848935201
=====================================

-----------=====================================================================
    1      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Fleur E. Fairman
-----------=====================================================================
    2      Check the Appropriate Box if a Member of a Group*
           (a) [     ]


           (b) [ X ]
-----------=====================================================================
    3      SEC Use Only


-----------=====================================================================
    4      Source of Funds*

           AF
-----------=====================================================================
    5      Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)
           [     ]

-----------=====================================================================
    6      Citizenship or Place of Organization

           United States
---------------------------=====================================================
                      7    Sole Voting Power

                           -0-
                   --------=====================================================
 Number of Shares     8    Shared Voting Power
   Beneficially
  Owned By Each            284,300
 Reporting Person
       With
                   --------=====================================================
                      9    Sole Dispositive Power

                           -0-
                   --------=====================================================
                     10    Shared Dispositive Power

                           284,300
-----------=====================================================================
    11     Aggregate Amount Beneficially Owned By Each Reporting Person

           284,300
-----------=====================================================================
    12     Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
           [     ]

-----------=====================================================================
    13     Percent of Class Represented by Amount in Row (11)

           5.2 %
-----------=====================================================================
    14     Type of Reporting Person*

           IN
-----------=====================================================================
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 12 of 42 Pages

        SCHEDULE 13D
=====================================
 CUSIP No. 848935201
=====================================

-----------=====================================================================
    1      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Jason M. Fish
-----------=====================================================================
    2      Check the Appropriate Box if a Member of a Group*
           (a) [     ]


           (b) [ X ]
-----------=====================================================================
    3      SEC Use Only

-----------=====================================================================
    4      Source of Funds*

           AF, 00
-----------=====================================================================
    5      Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)
           [     ]

-----------=====================================================================
    6      Citizenship or Place of Organization

           United States
---------------------------=====================================================
                      7    Sole Voting Power

                           -0-
                   --------=====================================================
 Number of Shares     8    Shared Voting Power
   Beneficially
  Owned By Each            350,000
 Reporting Person
       With
                   --------=====================================================
                      9    Sole Dispositive Power

                           -0-
                   --------=====================================================
                     10    Shared Dispositive Power

                           350,000
-----------=====================================================================
    11     Aggregate Amount Beneficially Owned By Each Reporting Person

           350,000
-----------=====================================================================
    12     Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
           [     ]

-----------=====================================================================
    13     Percent of Class Represented by Amount in Row (11)

           6.4 %
-----------=====================================================================
    14     Type of Reporting Person*

           IN
-----------=====================================================================
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

        SCHEDULE 13D
=====================================
 CUSIP No. 848935201
=====================================

-----------=====================================================================
    1      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Andrew B. Fremder
-----------=====================================================================
    2      Check the Appropriate Box if a Member of a Group*
           (a) [     ]


           (b) [ X ]
-----------=====================================================================
    3      SEC Use Only

-----------=====================================================================
    4      Source of Funds*

           AF, 00
-----------=====================================================================
    5      Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)
           [     ]

-----------=====================================================================
    6      Citizenship or Place of Organization

           United States
---------------------------=====================================================
                      7    Sole Voting Power

                           -0-
                   --------=====================================================
 Number of Shares     8    Shared Voting Power
   Beneficially
  Owned By Each            350,000
 Reporting Person
       With
                   --------=====================================================
                      9    Sole Dispositive Power

                           -0-
                   --------=====================================================
                     10    Shared Dispositive Power

                           350,000
-----------=====================================================================
    11     Aggregate Amount Beneficially Owned By Each Reporting Person

           350,000
-----------=====================================================================
    12     Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
           [     ]

-----------=====================================================================
    13     Percent of Class Represented by Amount in Row (11)

           6.4 %
-----------=====================================================================
    14     Type of Reporting Person*

           IN
-----------=====================================================================
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 14 of 42 Pages

        SCHEDULE 13D
=====================================
 CUSIP No. 848935201
=====================================

-----------=====================================================================
    1      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           William F. Mellin
-----------=====================================================================
    2      Check the Appropriate Box if a Member of a Group*
           (a) [     ]


           (b) [ X ]
-----------=====================================================================
    3      SEC Use Only

-----------=====================================================================
    4      Source of Funds*

           AF, 00
-----------=====================================================================
    5      Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)
           [     ]

-----------=====================================================================
    6      Citizenship or Place of Organization

           United States
---------------------------=====================================================
                      7    Sole Voting Power

                           -0-
                   --------=====================================================
 Number of Shares     8    Shared Voting Power
   Beneficially
  Owned By Each            350,000
 Reporting Person
       With
                   --------=====================================================
                      9    Sole Dispositive Power

                           -0-
                   --------=====================================================
                     10    Shared Dispositive Power

                           350,000
-----------=====================================================================
    11     Aggregate Amount Beneficially Owned By Each Reporting Person

           350,000
-----------=====================================================================
    12     Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
           [     ]

-----------=====================================================================
    13     Percent of Class Represented by Amount in Row (11)

           6.4 %
-----------=====================================================================
    14     Type of Reporting Person*

           IN
-----------=====================================================================
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 15 of 42 Pages

        SCHEDULE 13D
=====================================
 CUSIP No. 848935201
=====================================

-----------=====================================================================
    1      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Stephen L. Millham
-----------=====================================================================
    2      Check the Appropriate Box if a Member of a Group*
           (a) [     ]


           (b) [ X ]
-----------=====================================================================
    3      SEC Use Only

-----------=====================================================================
    4      Source of Funds*

           AF, 00
-----------=====================================================================
    5      Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)
           [     ]

-----------=====================================================================
    6      Citizenship or Place of Organization

           United States
---------------------------=====================================================
                      7    Sole Voting Power

                           -0-
                   --------=====================================================
 Number of Shares     8    Shared Voting Power
   Beneficially
  Owned By Each            350,000
 Reporting Person
       With
                   --------=====================================================
                      9    Sole Dispositive Power

                           -0-
                   --------=====================================================
                     10    Shared Dispositive Power

                           350,000
-----------=====================================================================
    11     Aggregate Amount Beneficially Owned By Each Reporting Person

           350,000
-----------=====================================================================
    12     Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
           [     ]

-----------=====================================================================
    13     Percent of Class Represented by Amount in Row (11)

           6.4 %
-----------=====================================================================
    14     Type of Reporting Person*

           IN
-----------=====================================================================
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 16 of 42 Pages

        SCHEDULE 13D
=====================================
 CUSIP No. 848935201
=====================================

-----------=====================================================================
    1      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Meridee A. Moore
-----------=====================================================================
    2      Check the Appropriate Box if a Member of a Group*
           (a) [     ]


           (b) [ X ]
-----------=====================================================================
    3      SEC Use Only

-----------=====================================================================
    4      Source of Funds*

           AF, 00
-----------=====================================================================
    5      Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)
           [     ]

-----------=====================================================================
    6      Citizenship or Place of Organization

           United States
---------------------------=====================================================
                      7    Sole Voting Power

                           -0-
                   --------=====================================================
 Number of Shares     8    Shared Voting Power
   Beneficially
  Owned By Each            350,000
 Reporting Person
       With
                   --------=====================================================
                      9    Sole Dispositive Power

                           -0-
                   --------=====================================================
                     10    Shared Dispositive Power

                           350,000
-----------=====================================================================
    11     Aggregate Amount Beneficially Owned By Each Reporting Person

           350,000
-----------=====================================================================
    12     Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
           [     ]

-----------=====================================================================
    13     Percent of Class Represented by Amount in Row (11)

           6.4 %
-----------=====================================================================
    14     Type of Reporting Person*

           IN
-----------=====================================================================
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 17 of 42 Pages

        SCHEDULE 13D
=====================================
 CUSIP No. 848935201
=====================================

-----------=====================================================================
    1      Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person

           Thomas F. Steyer
-----------=====================================================================
    2      Check the Appropriate Box if a Member of a Group*
           (a) [     ]


           (b) [ X ]
-----------=====================================================================
    3      SEC Use Only

-----------=====================================================================
    4      Source of Funds*

           AF, 00
-----------=====================================================================
    5      Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)
           [     ]

-----------=====================================================================
    6      Citizenship or Place of Organization

           United States
---------------------------=====================================================
                      7    Sole Voting Power

                           -0-
                   --------=====================================================
 Number of Shares     8    Shared Voting Power
   Beneficially
  Owned By Each            350,000
 Reporting Person
       With
                   --------=====================================================
                      9    Sole Dispositive Power

                           -0-
                   --------=====================================================
                     10    Shared Dispositive Power

                           350,000
-----------=====================================================================
    11     Aggregate Amount Beneficially Owned By Each Reporting Person

           350,000
-----------=====================================================================
    12     Check Box if the Aggregate Amount in Row (11)
           Excludes Certain Shares*
           [     ]

-----------=====================================================================
    13     Percent of Class Represented by Amount in Row (11)

           6.4 %
-----------=====================================================================
    14     Type of Reporting Person*

           IN
-----------=====================================================================
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 18 of 42 Pages

Item 1.  Security and Issuer.

     This statement relates to units (the "Units") issued jointly by Spiros Development Corporation II, Inc. (the "Company") and Dura Pharmaceuticals, Inc. ("Dura"). Each Unit consists of one share of common stock, par value $.001 per share, of the Company (the "Shares") and one warrant to purchase 1/4 of one share of common stock, par value $.001 per share, of Dura (the "Warrants"). The Shares and Warrants trade jointly as Units (and cannot be traded separately ) through December 31, 1999 or such earlier date that Dura exercises its option to purchase all of the then outstanding Shares of the Company or such option expires unexercised. For further information on such purchase option by Dura, see the Prospectus filed by the Company and Dura with the Securities and Exchange Commission pursuant to Rule 424B1 on December 17, 1997. The Company's principal offices are located at the following address: 7475 Lusk Blvd., San Diego, California, 92121.

Item 2.  Identity and Background.


     (a) This statement is filed by: (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Units (and corresponding Shares) held by it; (ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Units (and corresponding Shares) held by it; (iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Units (and corresponding Shares) held by it; (iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Units (and corresponding Shares) held by it; (v) Tinicum Partners, L.P., a New York limited partnership ("Tinicum"; collectively with FCP, FCIP, FCIP II and FCIP III, the "Partnerships"), with respect to the Units (and corresponding Shares) held by it; (vi) Farallon Capital Management, L.L.C., a Delaware limited liability company ("FCMLLC"), with respect to the Units

                              Page 19 of 42 Pages

(and corresponding Shares) held by Farallon Capital Offshore Investors, Inc., a British Virgin Islands corporation ("Offshore"), and certain other accounts managed by FCMLLC (together with Offshore, the "Managed Accounts"(1)); (vii) Farallon Partners, L.L.C., a Delaware limited liability company ("FPLLC"), with respect to the Units (and corresponding Shares) held by each of the Partnerships; (viii) each of Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"), Andrew B. Fremder ("Fremder"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Meridee A. Moore ("Moore") and Thomas F. Steyer ("Steyer"), with respect to the Units (and corresponding Shares) held by each of the Partnerships and the Managed Accounts; and (ix) Fleur E. Fairman ("Fairman") with respect to the Units (and corresponding Shares) held by each of the Partnerships (FCP, FCIP, FCIP II, FCIP III, Tinicum, FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer shall collectively be referred to hereafter as the "Reporting Persons").

     The name, address, principal business, citizenship or state of organization, executive officers, directors and controlling persons of FCMLLC and FPLLC are set forth on Annex 1 hereto. The Units (and corresponding Shares) reported hereby for the Partnerships are owned directly by the Partnerships and those reported by FCMLLC on behalf of the Managed Accounts are owned directly by the Managed Accounts. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Units (and corresponding Shares). Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Units (and corresponding Shares) owned by the Partnerships. FCMLLC

--------

(1) Of the Units (and corresponding Shares) reported by FCMLLC on behalf of the Managed Accounts, 42,800 Units (and such corresponding Shares) (equal to
     0.8 % of the total Units currently outstanding) are held by The Absolute Return Fund of The Common Fund, a non-profit corporation whose principal address is 450 Post Road East, Westport, Connecticut, 06881.

                              Page 20 of 42 Pages
may be deemed to be the beneficial owner of all such Units (and corresponding Shares) owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Units (and corresponding Shares).

     (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco, California 94111, and (ii) Offshore is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

     (c) The principal business of each of the Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of FPLLC is to act as the general partner (the "General Partner") of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

     (d) None of the Partnerships, FCMLLC, FPLLC, Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Partnerships, FCMLLC, FPLLC, Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions) is $213,850 for the 12,600 Units (and corresponding Shares) held by FCP, $205,525 for the 12,100 Units (and corresponding Shares) held by FCIP, $1,371,200 for the 85,700 Units (and corresponding Shares) held by FCIP II, $2,744,000 for the 171,500 Units (and corresponding Shares) held by FCIP III, $40,775 for the 2,400 Units (and

                              Page 21 of 42 Pages
corresponding Shares) held by Tinicum and $1,074,024 for the 65,700 Units (and corresponding Shares) held by the Managed Accounts.(2)

     The consideration for such acquisitions was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP III, from working capital; (ii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained by some of the Managed Accounts at Goldman Sachs & Co.; and (iii) with respect to FCP and Tinicum, from working capital and/or from borrowings pursuant to margin accounts maintained by FCP and Tinicum at Goldman Sachs & Co. FCP, Tinicum and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Units (and corresponding Shares).

Item 4.  Purpose of the Transaction.

     The purpose of the acquisition of the Units (and corresponding Shares) is for investment, and the acquisitions of the Units (and corresponding Shares) by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of Units (and corresponding Shares), consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Units (and corresponding Shares) or dispose of any or all of its Units (and corresponding Shares) depending upon an ongoing evaluation of the investment in the Units (and corresponding Shares), prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.

(2) As the Shares currently trade as part of the Units (as described in Item 1 above), the reported cost is a per Unit cost. For purposes of this Schedule 13D, the net investment cost attributes all of the Unit cost to the related Share.

                              Page 22 of 42 Pages

No Reporting Person has made a determination regarding a maximum or minimum number of Units (and corresponding Shares) which it may hold at any point in time.

     Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

A. Farallon Capital Partners, L.P.

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCP is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith as well as Footnote 1 hereto is calculated based upon the 5,500,000 Units outstanding as reported by the Company in the Prospectus filed by the Company and Dura with the Securities and Exchange Commission pursuant to Rule 424B1 on December 17, 1997.

     (c) The trade date, number of Units (and corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

                              Page 23 of 42 Pages

B. Farallon Capital Institutional Partners, L.P.

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

     (c) The trade date, number of Units (and corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

C. Farallon Capital Institutional Partners II, L.P.

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  FCIP  II  is  incorporated   herein  by
               reference.

     (c) The trade date, number of Units (and corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were purchases in the Company's initial public offering.

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

D. Farallon Capital Institutional Partners III, L.P.

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP III is incorporated herein by reference.

     (c) The trade date, number of Units (and corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were purchases in the Company's initial public offering.

                              Page 24 of 42 Pages

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP III, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

E. Tinicum Partners, L.P.

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  Tinicum  is   incorporated   herein  by
               reference.

     (c) The trade date, number of Units (and corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales in the past 60 days are set forth on Schedule E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

F. Farallon Capital Management, L.L.C.

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

     (c) The trade date, number of Units (and corresponding Shares) purchased or sold and the price per Unit (and per Share) for all purchases and sales by the Managed Accounts in the past 60 days are set forth on Schedule F hereto and are incorporated herein by reference. All of such transactions were purchases in the Company's initial public offering or were open-market transactions.

     (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units (and corresponding Shares) held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham and Moore are managing members of FCMLLC.

     (e)  Not applicable.

                              Page 25 of 42 Pages

G. Farallon Partners, L.L.C.

     (a), (b) The information set forth in rows 7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

     (e)  Not applicable.

H. Enrique H. Boilini

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  Boilini  is   incorporated   herein  by
               reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units (and corresponding Shares) held by the Managed Accounts. Boilini is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

I. David I. Cohen

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units (and corresponding Shares) held by the Managed Accounts. Cohen is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

                              Page 26 of 42 Pages

J. Joseph F. Downes

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units (and corresponding Shares) held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

K. Fleur E. Fairman

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  Fairman  is   incorporated   herein  by
               reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). Fairman is a managing member of FPLLC.

     (e)  Not applicable.

L. Jason M. Fish

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units (and corresponding Shares) held by the Managed Accounts. Fish is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

                              Page 27 of 42 Pages

M. Andrew B. Fremder

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  Fremder  is   incorporated   herein  by
               reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units (and corresponding Shares) held by the Managed Accounts. Fremder is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

N. William F. Mellin

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units (and corresponding Shares) held by the Managed Accounts. Mellin is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

O. Stephen L. Millham

     (a), (b)  The  information  set forth in Rows 7, 8, 9, 10, 11 and 13 of the
               cover  page  hereto  for  Millham  is   incorporated   herein  by
               reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units (and corresponding Shares) held by the Managed Accounts. Millham is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

                              Page 28 of 42 Pages

P. Meridee A. Moore

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units (and corresponding Shares) held by the Managed Accounts. Moore is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

Q. Thomas F. Steyer

     (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Units (and corresponding Shares). FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Units (and corresponding Shares) held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     The Units (and corresponding Shares) reported hereby for the Partnerships are owned directly by the Partnerships and those reported by FCMLLC on behalf of the Managed Accounts are owned directly by the Managed Accounts. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Units (and corresponding Shares). Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Units (and corresponding Shares) owned by the Partnerships. FCMLLC may be deemed to be the beneficial owner of all such Units (and corresponding Shares) owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Units (and corresponding Shares).

                              Page 29 of 42 Pages

Item 6.  Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

                              Page 30 of 42 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 29, 1997


                                /s/ Thomas F. Steyer
                                FARALLON PARTNERS, L.L.C.,
                                on its own behalf and as General Partner of
                                FARALLON CAPITAL PARTNERS, L.P.,
                                FARALLON CAPITAL INSTITUTIONAL
                                PARTNERS, L.P., FARALLON CAPITAL
                                INSTITUTIONAL PARTNERS II, L.P.,
                                FARALLON CAPITAL INSTITUTIONAL
                                PARTNERS III, L.P. and TINICUM PARTNERS,
                                L.P.
                                by Thomas F. Steyer,
                                Senior Managing Member



                                /s/ Thomas F. Steyer
                                FARALLON CAPITAL MANAGEMENT, L.L.C.
                                By Thomas F. Steyer,
                                Senior Managing Member



                                /s/ Thomas F. Steyer
                                Thomas F. Steyer, individually and as
                                attorney-in-fact for each of Enrique H.
                                Boilini, David I. Cohen, Joseph F. Downes,
                                Fleur E. Fairman, Jason M. Fish, Andrew B.
                                Fremder, William F. Mellin, Stephen L.
                                Millham, and Meridee A. Moore.


     The Powers of Attorney each executed by Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin, Millham and Moore authorizing Steyer to sign and file this Schedule 13D on each person's behalf was filed with Amendment No. 1 to the
Schedule 13D filed with the SEC on September 26, 1997 by such Reporting Persons with respect to the Common Stock of Sphere Drake Holdings Limited are hereby incorporated by reference.

                              Page 31 of 42 Pages

                                                                         ANNEX 1



     Set forth below with respect to FCMLLC and FPLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of FCMLLC and FPLLC is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.                (a) Farallon Capital Management, L.L.C.
                  (b) One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Serves as investment adviser to various managed accounts
                  (d) Delaware limited liability company
                  (e) Managing  Members:  Thomas F. Steyer,  Senior Managing
                      Member;  Enrique H. Boilini,  David I. Cohen,  Joseph F.
                      Downes, Jason M. Fish, Andrew B. Fremder, William F. Mellin, Stephen L. Millham and Meridee A. Moore, Managing Members.

2.                (a) Farallon Partners, L.L.C.
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Serves as general partner to investment partnerships
                  (d) Delaware limited liability company
                  (e) Managing Members:  Thomas F. Steyer,  Senior Managing
                      Member; Enrique H. Boilini, David I. Cohen, Joseph F. Downes, Fleur E. Fairman, Jason M. Fish, Andrew B. Fremder, William F. Mellin, Stephen L. Millham and Meridee A. Moore, Managing Members.

3.                (a) Enrique H. Boilini
                  (b) c/o Farallon Capital Management, L.L.C.
                      75 Holly Hill Lane
                      Greenwich, CT  06830
                  (c) Managing Member of Farallon Partners, L.L.C.; Managing
                      Member of Farallon Capital  Management, L.L.C.
                  (d) Argentinean Citizen

4.                (a) David I. Cohen
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing Member of Farallon  Partners, L.L.C.; Managing
                      Member of Farallon Capital Management, L.L.C.
                  (d) South African Citizen

                              Page 32 of 42 Pages

5.                (a) Joseph F. Downes
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing  ember of Farallon Partners, L.L.C.; Managing
                      Member of Farallon Capital Management, L.L.C.
                  (d) United States Citizen

6.                (a) Fleur E. Fairman
                  (b) 993 Park Avenue
                      New York, New York  10028
                  (c) Managing Member of Farallon Partners, L.L.C.
                  (d) United States Citizen

7.                (a) Jason M. Fish
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing  Member  of  Farallon  Partners, L.L.C.; Managing
                      Member  of  Farallon  Capital Management, L.L.C.
                  (d) United States Citizen

8.                (a) Andrew B. Fremder
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing Member of Farallon Partners, L.L.C.; Managing
                      Member of Farallon Capital Management, L.L.C.
                  (d) United States Citizen

9.                (a) William F. Mellin
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing Member of Farallon Partners, L.L.C.; Managing
                      Member  of  Farallon  Capital Management, L.L.C.
                  (d) United States Citizen

10.               (a) Stephen L. Millham
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing Member of Farallon Partners, L.L.C.; Managing
                      Member of Farallon Capital  Management, L.L.C.
                  (d) United States Citizen

                            Page 33 of 42 Pages

11.               (a) Meridee A. Moore
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Managing Member of Farallon Partners, L.L.C.;  Managing
                      Member of Farallon Capital Management, L.L.C.
                  (d) United States Citizen

12.               (a) Thomas F. Steyer
                  (b) c/o Farallon Capital Management, L.L.C.
                      One Maritime Plaza, Suite 1325
                      San Francisco, CA  94111
                  (c) Senior Managing Member of Farallon Partners, L.L.C.;
                      Senior Managing Member of Farallon Capital Management, L.L.C.
                  (d) United States Citizen

                              Page 34 of 42 Pages

                                   SCHEDULE A


                         FARALLON CAPITAL PARTNERS, L.P.


                               NO. OF UNITS                  PRICE
         TRADE DATE              PURCHASED                 PER UNIT(3)
                                                      (including commission)

         12/17/97                  6,400                     $16.88
         12/19/97                  1,800                     $17.25
         12/24/97                  4,400                     $17.00

--------
(3) As the Shares currently trade as part of the Units (as described in Item 1 above), the reported price is a per Unit price. For purposes of this
     Schedule 13D, the price attributes all of the Unit price to the related Share.

                              Page 35 of 42 Pages

                                   SCHEDULE B
                  FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.


                                NO. OF UNITS                  PRICE
         TRADE DATE               PURCHASED                 PER UNIT(4)
                                                       (including commission)

          12/17/97                  5,800                    $16.88
          12/19/97                  2,200                    $17.25
          12/24/97                  4,100                    $17.00

--------
(4) As the Shares currently trade as part of the Units (as described in Item 1 above), the reported price is a per Unit price. For purposes of this
     Schedule 13D, the price attributes all of the Unit price to the related Share.

                              Page 36 of 42 Pages

                                   SCHEDULE C
                FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

                                NO. OF UNITS                  PRICE
         TRADE DATE               PURCHASED                 PER UNIT(5)
                                                       (including commission)

          12/17/97                 85,700(6)                  $16.00

--------
(5) As the Shares currently trade as part of the Units (as described in Item 1 above), the reported price is a per Unit price. For purposes of this
     Schedule 13D, the price attributes all of the Unit price to the related Share.

(6) Such Units (and corresponding Shares) were purchased in the Company's initial public offering.

                              Page 37 of 42 Pages

                                   SCHEDULE D

                FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.


                                NO. OF UNITS                  PRICE
         TRADE DATE               PURCHASED                 PER UNIT(7)
                                                       (including commission)

          12/17/97                 171,500(8)                $16.00

--------
(7) As the Shares currently trade as part of the Units (as described in Item 1 above), the reported price is a per Unit price. For purposes of this
     Schedule 13D, the price attributes all of the Unit price to the related Share.

(8) Such Units (and corresponding Shares) were purchased in the Company's initial public offering.

                              Page 38 of 42 Pages

                                   SCHEDULE E
                             TINICUM PARTNERS, L.P.

                                 NO. OF UNITS                  PRICE
         TRADE DATE                PURCHASED                 PER UNIT(9)
                                                        (including commission)

          12/17/97                   1,200                   $16.88
          12/19/97                   500                     $17.25
          12/24/97                   700                     $17.00

--------
(9) As the Shares currently trade as part of the Units (as described in Item 1 above), the reported price is a per Unit price. For purposes of this
     Schedule 13D, the price attributes all of the Unit price to the related Share.

                              Page 39 of 42 Pages

                                   SCHEDULE F
                       FARALLON CAPITAL MANAGEMENT, L.L.C.

                                  NO. OF UNITS                  PRICE
         TRADE DATE                 PURCHASED                 PER UNIT(10)
                                                        (including commission)

          12/17/97                    9,300                    $16.88
          12/19/97                    4,000                    $17.25
          12/24/97                    4,400                    $17.00
          12/17/97                    42,800(11)               $16.00
          12/17/97                    2,300                    $16.88
          12/19/97                    1,500                    $17.25
          12/24/97                    1,400                    $17.00

--------
(10) As the Shares currently trade as part of the Units (as described in Item 1 above), the reported price is a per Unit price. For purposes of this
     Schedule 13D, the price attributes all of the Unit price to the related Share.

(11) Such Units (and corresponding Shares) were purchased in the Company's initial public offering. All other purchases reflected on this Schedule F were open-market transactions.

                              Page 40 of 42 Pages

                                  EXHIBIT INDEX

EXHIBIT 1               Joint Acquisition Statement Pursuant to Rule 13D-(f)(1)

                              Page 41 of 42 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-(f)(1)


     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  December 29, 1997


                                    /s/ Thomas F. Steyer
                                    FARALLON PARTNERS, L.L.C.,
                                    on its own behalf and as General Partner of
                                    FARALLON CAPITAL PARTNERS, L.P.,
                                    FARALLON CAPITAL INSTITUTIONAL
                                    PARTNERS, L.P., FARALLON CAPITAL
                                    INSTITUTIONAL PARTNERS II, L.P.,
                                    FARALLON CAPITAL INSTITUTIONAL PARTNERS III,
                                    L.P. and TINICUM PARTNERS, L.P.
                                    by Thomas F. Steyer,
                                    Senior Managing


                                    /s/ Thomas F. Steyer
                                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                                    By Thomas F. Steyer,
                                    Senior Managing Member


                                    /s/ Thomas F. Steyer
                                    Thomas F. Steyer, individually and as
                                    attorney-in-fact for each of Enrique H.
                                    Boilini, David I. Cohen, Joseph F. Downes,
                                    Fleur E. Fairman, Jason M. Fish, Andrew B.
                                    Fremder, William F. Mellin, Stephen L.
                                    Millham, and Meridee A. Moore.

                              Page 42 of 42 Pages